SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: July 01, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On June 27, 2003, OJSC Rostelecom (the "Company") filed "Report on Material Facts (Events and Actions) Affecting Financial and Economic Activity of the Issuer" (the "Material Facts Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FCSM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095) 973-9940, by facsimile at +7 (095) 787-2850 or by e-mail at
mokhoreva@hq.rt.ru.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 01, 2003               By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number      Description

      1. English translation of the Material Facts Report filed by the Company with the Russian Federation Commission for the Securities Market containing Minutes of the Annual General Meeting of Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom for the fiscal year ended December 31, 2002

                                                                       Exhibit 1



                                     Minutes
            of the Annual General Meeting of Open Joint Stock Company
          Long-Distance and International Telecommunications Rostelecom
                   for the fiscal year ended December 31, 2002

Moscow
June 20, 2003


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (thereinafter - "the Company" or "Rostelecom"), located on:

5 Delegatskaya St., Moscow, 127091, Russia

with principal executive offices located on :

14, 1st Tverskaya-Yamskaya St., Moscow, 125047, Russia

Form of conducting the Annual General Meeting ("the Meeting"): the joint attendance of shareholders to discuss the items on the agenda and to decide those matters set down for voting, with allowed delivery of executed voting ballots prior to the convening of the Meeting.

The date of the Meeting is: June 15, 2003.

The venue of the Meeting is: the Business-center "Five seas" (Moscow, Prospect Mira, All-Russian Exhibition Center (VVC), pav. 38).

Registration of the participants starts at 08:00 a.m.

Registration of the participants ends at 12:15 p.m.

The Meeting commences at 10:00 a.m.

The counting of votes starts at 12:15 a.m.

The Meeting ends after the Registrar's report on the results of the ballot through all the Agenda items at 01:15 p.m. The Registrar served as a Counting Commission.

The address of the Registrar, CJSC "Registrator-Svyaz": 15A, Kalanchevskaya Street, Moscow, 107078, Russia.

A number of common shares carrying a voting right is 728,696,320.

A number of common shares participated in the ballot is 461,884,499.

The Chairman of the Meeting: The Chairman of the Rostelecom's
Board of Directors - Valery N. Yashin

The Secretary of the Meeting: Boris A. Epinin

The Presidium of the Meeting: The General Director of Rostelecom - Sergei I. Kuznetsov.

The agenda of the Meeting and ballot papers for voting on the agenda items were sent by registered mail to each shareholder recorded in the Company register as of April 28, 2003 and thus entitled to participate in the Meeting.


Agenda of the Meeting:

1. Approval of the Company's annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).
2. Determination of the amount of dividends, format and the period of dividend payments with respect to shares of each category. 3. Election of the Board of Directors of the Company. 4. Election of the Auditing Commission of the Company.
5. Approval of the external auditor of the Company for 2003 year on Russian Accounting Standards. 6. Approval of the restated Charter of the Company.
     7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom. 8. Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom. 9. Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom.
     10. On discontinuation of participation of the Company in the Association of Telecommunication Companies of the Volga Region.
11. On discontinuation of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.
12. On discontinuation of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.
13. On discontinuation of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

According to the results of the counting by the Counting Commission (please refer to Minutes of the Counting Commission # 1, of June 15, 2002, and Minutes of the quorum determination, of June 15, 2002, which are attached to this Minutes of the Meeting and constitutes its integral part) the total number of shareholders who took part in the Meeting is 730 holding in total 461,884,499 voting (ordinary) shares, which account for 63.39% of the total number of voting (ordinary) shares. According to the Company's Charter the Meeting is deemed valid. Quorum is reached.

The Minutes of the Counting Commission, the Minutes of the quorum determination, and the Minutes of the Meeting are available at CJSC "Registrator-Svyaz" premises located on: 15A, Kalanchevskaya St., Moscow, 107078, Russia.

The result of the ballot on the Agenda items:

1. Approval of the Company's annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

The proposal put forward to holders of ordinary shares of the Company is to approve the Company's annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

Results of the vote count:

Percentage of the shares, voted on Resolution 1, out of the total number of shares, voted on the Meeting - 99.76%
.................................................................................
                Number of votes            Percentage out of the total
                                      number of shares voted on the Meeting
.................................................................................
.................................................................................
For              460,586,437                          99.72%
.................................................................................
.................................................................................
Against               69,909                           0.02%
.................................................................................
.................................................................................
Abstained            104,838                           0.02%
.................................................................................

The Meeting resolves:

To approve the Company's annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

2. Determination of the amount of dividends, format and the period of dividend payments with respect to shares of each category.

Due to the Board of Directors' recommendations an issue is put forward to holders of ordinary shares of the Company on determination of the amount of dividends, format and the period of dividend payments with respect to shares of each category:
- on preferred shares in the amount of 1.27472 Rubles per share (the aggregate payment on preferred shares is accounted for 10% of net profit);
- on common shares in the amount of 0.54347 Rubles per share (the aggregate payment on common shares is accounted for 12.8% of net profit).

Pursuant to applicable Russian law and the Company's Charter the right to receive the dividends for the fiscal year ended December 31, 2002, is granted to those shareholders who are recorded in the Company's register as of 28 April 2003 (the record date).

The procedure for payment of dividends to persons included on the list of persons entitled to receive a dividend will be determined by reference to the data recorded in the shareholders' register, namely:
- Transfer to the shareholder's bank account; - By post (with deduction of the postal charges);
- Cash payment at the Company's cashier offices (only for the Company employees)

Results of the vote count:

Percentage of the shares, voted on Resolution 2, out of the total number of shares, voted on the Meeting - 99.73%
............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                                 voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               460,499,214                           99.70%
............. ................... ...............................................
............. ................... ...............................................
Against                66,635                            0.01%
............. ................... ...............................................
............. ................... ...............................................
Abstained              71,642                            0.02%
............. ................... ...............................................

The Meeting resolves:

To pay dividends for the fiscal year ended December 31, 2002, on preferred shares in the amount of 1.27472 Rubles per share from July 1, 2003, till December 31, 2003.

To pay dividends for the fiscal year ended December 31, 2002 on common shares in the amount of 0.54347 Rubles per share from July 1, 2003, till December 31, 2003.


To determine the procedure for payment of dividends to persons included on the list of persons entitled to receive a dividend by reference to the data recorded in the Company's register, namely: - Transfer to the shareholder's bank account;
- By post (with deduction of the postal charges); - Cash payment at the Company's cashier offices (only for Company employees).


3. Election of the Board of Directors of the Company.

An issue is put forward to holders of ordinary shares of the Company on election of the following candidates to the Board of Directors:

1. Stanislav P. Avdiyants - Executive Director and Director of the Department of Economic and Tariff Policy at OJSC Svyazinvest;
2.       Dmitry L. Ankudinov - Vice President of LLC Renaissance Capital;
3.       Vadim E. Belov - Deputy General Director of OJSC Svyazinvest;
4. Nikolai P. Yemelianov - Regional Director of Novgorodtelecom brunch, OJSC North-Western Telecom;
5.       Sergey I. Kuznetsov- General Director of OJSC Rostelecom;
6.       Alexander V. Lopatin - Deputy General Director of OJSC Svyazinvest;
7.       Stanislav N.Panchenko- Deputy General Director of OJSC Svyazinvest;
8.       Victor A. Polischuk -President of OJSC Russian Telecommunications
         Network;
9. Irina M. Ragozina - Director of the Corporate Governance Department at OJSC Svyazinvest;
10. Mikhail V. Slipenchuk - General Director of LLC Investment Finance Company METROPOL;
11. Oleg R. Fedorov - Deputy Executive Director of the Association of the investors rights protection and member of the Management Board at the Non-Commercial Partnership "Association of Independent
         Corporate Directors";
12.      Evgeny V. Yurchenko- Deputy General Director of OJSC Svyazinvest;
13.      Valeriy N. Yashin - General Director of OJSC Svyazinvest.

Results of the vote count:

Percentage of the shares, voted on Resolution 3.1-3.13, out of the total number of shares, voted on the Meeting - 96.36%
............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                                     voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For              4,894,422,402         96.33%
............. ................... ...............................................
............. ................... ...............................................
Against                282,700          0.01%
............. ................... ...............................................
............. ................... ...............................................
Abstained            1,232,957          0.02%
............. ................... ...............................................

......... ....................... ...............................................
  No     Nominee's name                 Amount of votes
......... ....................... ...............................................
......... ....................... ...............................................
1        Stanislav P. Avdiyants         412,781,650
......... ....................... ...............................................
......... ....................... ...............................................
2        Dmitry L. Ankudinov            6,499,451
......... ....................... ...............................................
......... ....................... ...............................................
3        Vadim E. Belov                 411,640,737
......... ....................... ...............................................
......... ....................... ...............................................
4        Nikolai P. Yemelianov          406,664,442
......... ....................... ...............................................
......... ....................... ...............................................
5        Sergey I. Kuznetsov            418,165,357
......... ....................... ...............................................
......... ....................... ...............................................
6        Alexander V. Lopatin           410,450,474
......... ....................... ...............................................
......... ....................... ...............................................
7        Stanislav N. Panchenko         410,363,264
......... ....................... ...............................................
......... ....................... ...............................................
8        Victor A. Polischuk            410,416,723
......... ....................... ...............................................
......... ....................... ...............................................
9        Irina M. Ragozina              410,417,907
......... ....................... ...............................................
......... ....................... ...............................................
10       Mikhail V. Slipenchuk          590,167,268
......... ....................... ...............................................
......... ....................... ...............................................
11       Oleg R. Fedorov                121,166,318
......... ....................... ...............................................
......... ....................... ...............................................
12       Evgeny V. Yurchenko            410,082,125
......... ....................... ...............................................
......... ....................... ...............................................
13       Valery N. Yashin               472,458,295
......... ....................... ...............................................

The Meeting resolves:

to approve election of the following persons as members of the Board of Directors of the Company:

1.  Stanislav P. Avdiyants
2.  Vadim E. Belov
3.  Nikolai P. Yemelianov
4.  Sergey I. Kuznetsov
5.  Alexander V. Lopatin
6.  Stanislav N. Panchenko
7.  Victor A. Polischuk
8.  Irina M. Ragozina
9.  Mikhail V. Slipenchuk
10. Evgeny V. Yurchenko
11. Valery N. Yashin

4. Election of the Auditing Commission of the Company.

An issue is put forward to holders of ordinary shares of the Company on election of the following candidates to the Auditing Commission:

4.1. On the nominee of Konstantin V. Belyaev

The proposal put forward to holders of ordinary shares of the Company is to elect Konstantin V. Belyaev, Chief accountant of OJSC Svyazinvest, to the Auditing Commission of the Company.

The results of the vote count:

Percentage of the shares, voted on Resolution 4.1, out of the total number of shares, voted on the Meeting - 99.74%.

............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                                 voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                 460,172,249                          99.63%
............. ................... ...............................................
............. ................... ...............................................
Against                 158,512                           0.03%
............. ................... ...............................................
............. ................... ...............................................
Abstained               382,581                           0.08%
............. ................... ...............................................
............. ................... ...............................................
Invalid                 967,424                           0.21%
............. ................... ...............................................

4.2 On the nominee of Yury L. Vodopiyanov

The proposal put forward to holders of ordinary shares of the Company is to elect Yury L. Vodopiyanov, Deputy General Director of LLC Metropol Investment Finance Company, to the Auditing Commission of the Company.

The results of the vote count:

Percentage of the shares, voted on Resolution 4.2, out of the total number of shares, voted on the Meeting - 99.75%

............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                               voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                 91,016,853                          19.71%
............. ................... ...............................................
............. ................... ...............................................
Against            369,334,157                          79.96%
............. ................... ...............................................
............. ................... ...............................................
Abstained              362,596                           0.08%
............. ................... ...............................................
............. ................... ...............................................
Invalid                967,160                           0.21%
............. ................... ...............................................

4.3 On the nominee of Irina V. Prokofieva

The proposal put forward to holders of ordinary shares of the Company is to elect Irina V. Prokofieva, Deputy Director, Head of Internal Audit and Economic Analysis OJSC Svyazinvest, to the Auditing Commission of the Company.

The results of the vote count:

Percentage of the shares, voted on Resolution 4.2, out of the total number of shares, voted on the Meeting - 99.73%

............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                460,122,147                          99.62%
............. ................... ...............................................
............. ................... ...............................................
Against                160,783                           0.03%
............. ................... ...............................................
............. ................... ...............................................
Abstained              382,676                           0.08%
............. ................... ...............................................
............. ................... ...............................................
Invalid              1,003,460                           0.22%
............. ................... ...............................................

The Meeting resolves:

to approve election of the following persons as members of the Company's Auditing Commission:

1. Konstantin V. Belyaev
2. Irina V. Prokofieva

5. Approval of the external auditor of the Company for 2002.

The proposal put forward to holders of ordinary shares of the Company is to approve CJSC Ernst & Young Vneshaudit as the Company's external auditor for 2003 year on Russian accounting standards.

The results of the vote count:

Percentage of the shares, voted on Resolution 5, out of the total number of shares, voted on the Meeting - 99.75%
............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                               voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                460,307,146                          99.66%
............. ................... ...............................................
............. ................... ...............................................
Against                170,429                           0.04%
............. ................... ...............................................
............. ................... ...............................................
Abstained              236,270                           0.05%
............. ................... ...............................................

The Meeting resolves:

to approve CJSC "Ernst and Young Vneshaudit" as the external auditor of the Company for 2003 year on Russian accounting standards.

6. Approval of the restated Company's Charter.

A new version of the Company's Charter is put forward to holders of ordinary shares of the Company.

The results of the vote count:

Percentage of the shares, voted on Resolution 6, out of the total number of shares, voted on the Meeting - 99.69%

............. ................... ...............................................
                Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                458,911,345                          99.36%
............. ................... ...............................................
............. ................... ...............................................
Against                903,764                           0.20%
............. ................... ...............................................
............. ................... ...............................................
Abstained              600,598                           0.13%
............. ................... ...............................................

The Meeting resolves:

to approve a new version of the Company's Charter.

7. Approval of the restated Regulations on General Meeting of Shareholders of OJSC Rostelecom.

A new version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders is put forward to holders of ordinary shares of the Company.

The results of the vote count:

Percentage of the shares, voted on Resolution 7, out of the total number of shares, voted on the Meeting - 99.74%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                460 331 801                          99,66%
............. ................... ...............................................
............. ................... ...............................................
Against                 80 048                           0,02%
............. ................... ...............................................
............. ................... ...............................................
Abstained              284 206                           0,06%
............. ................... ...............................................

The Meeting resolves:

to approve a new version of the Regulations on the OJSC Rostelecom General Meeting of Shareholders.

8. Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom.

8.1 A proposal is put forward to holders of ordinary shares of the Company to introduce amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom:

Restate Clause 7.1 as follows: "For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions."

The results of the vote count:

Percentage of the shares, voted on Resolution 8.1, out of the total number of shares, voted on the Meeting - 99.75%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                               voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               460,165,605                          99.63%
............. ................... ...............................................
............. ................... ...............................................
Against               287,702                           0.06%
............. ................... ...............................................
............. ................... ...............................................
Abstained             257,003                           0.06%
............. ................... ...............................................

The Meeting resolves:

to restate Clause 7.1 as follows: "For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions."

8.2 A proposal is put forward to holders of ordinary shares of the Company to introduce amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom:

Add the following Clauses 7.3 and 7.4 to Section 7:

"7.3 In addition to the remuneration specified in Clause 7.2 hereof, for fulfilling special assignments set by a decision of the Board of Directors aimed at the adoption, approval and performance of a balanced budget of the Company in accordance with the Company's long-term development plan, members of the Board of Directors may receive remuneration in an amount determined pursuant to Clause
7.4 hereof and depending on the level of the Company's capitalization.

7.4 The personal amount of remuneration of a member of the Board of Directors mentioned in Clause 7.3 hereof shall be determined as the difference between the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors and the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company setting the special assignment.

     7.4.1 In such cases, in order to calculate the amount of remuneration:

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on the receipt of remuneration by such member of the Board of Directors multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on setting the special assignment shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on setting the special assignment multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The conventional block of shares of a given member of the Board of Directors shall comprise the number of ordinary shares of the Company specified in Clause 7.4.3 hereof.

     7.4.2 A member of the Board of Directors shall receive no remuneration if the calculated personal amount of remuneration constitutes a negative quantity.

     7.4.3 In the determination of a personal amount of remuneration of a member of the Board of Directors the aggregate number of ordinary shares used in the calculation of the conventional block of shares of such member of the Board of Directors may not exceed 150,000 ordinary shares of the Company (hereinafter, the "aggregate number of ordinary shares").

     7.4.4 The criteria of accomplishment of special assignments, as well as their substance, procedure, methods, deadlines and other conditions for receipt by members of the Board of Directors of remuneration for the accomplishment of special assignments shall be determined by a decision of the Board of Directors of the Company. The member of the Board of Directors with respect to whom such decision is adopted shall not take part in the vote.

     7.4.5 Prior to the decision on the receipt of remuneration by members of the Board of Directors the accomplishment by members of the Board of Directors of special assignments shall be confirmed by the opinion of the Audit Commission of the Company and/or the external auditor of the Company."

Clause 7.3 as currently stated shall be Clause 7.5 in the restated version."

The results of the vote count:

Percentage of the shares, voted on Resolution 8.2, out of the total number of shares, voted on the Meeting - 99.73%

....................... .........................................................
Result          Number of votes       Percentage out of the total number of
                                           shares voted on the Meeting
....................... .........................................................
....................... .........................................................
For               90,281,670                          19.55%
....................... .........................................................
....................... .........................................................
Against          369,937,561                          80.09%
....................... .........................................................
....................... .........................................................
Abstained            394,053                           0.09%
....................... .........................................................

The Meeting does not resolve:

To add the following Clauses 7.3 and 7.4 to Section 7:

"7.3 In addition to the remuneration specified in Clause 7.2 hereof, for fulfilling special assignments set by a decision of the Board of Directors aimed at the adoption, approval and performance of a balanced budget of the Company in accordance with the Company's long-term development plan, members of the Board of Directors may receive remuneration in an amount determined pursuant to Clause
7.4 hereof and depending on the level of the Company's capitalization.

7.4 The personal amount of remuneration of a member of the Board of Directors mentioned in Clause 7.3 hereof shall be determined as the difference between the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors and the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company setting the special assignment.

    7.4.1 In such cases, in order to calculate the amount of remuneration:

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on the receipt of remuneration by such member of the Board of Directors multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on setting the special assignment shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on setting the special assignment multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

- The conventional block of shares of a given member of the Board of Directors shall comprise the number of ordinary shares of the Company specified in Clause 7.4.3 hereof.

    7.4.2 A member of the Board of Directors shall receive no remuneration if the calculated personal amount of remuneration constitutes a negative quantity. pam
    7.4.3 In the determination of a personal amount of remuneration of a member of the Board of Directors the aggregate number of ordinary shares used in the calculation of the conventional block of shares of such member of the Board of Directors may not exceed 150,000 ordinary shares of the Company (hereinafter, the "aggregate number of ordinary shares").

    7.4.4 The criteria of accomplishment of special assignments, as well as their substance, procedure, methods, deadlines and other conditions for receipt by members of the Board of Directors of remuneration for the accomplishment of special assignments shall be determined by a decision of the Board of Directors of the Company. The member of the Board of Directors with respect to whom such decision is adopted shall not take part in the vote.

    7.4.5 Prior to the decision on the receipt of remuneration by members of the Board of Directors the accomplishment by members of the Board of Directors of special assignments shall be confirmed by the opinion of the Audit Commission of the Company and/or the external auditor of the Company."

Clause 7.3 as currently stated shall be Clause 7.5 in the restated version."

8.3 A proposal is put forward to holders of ordinary shares of the Company to introduce amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom:

In the restated language of Clause 7.5, replace the words "except remuneration" with the words "except remunerations."

The results of the vote count:

Percentage of the shares, voted on Resolution 8.3, out of the total number of shares, voted on the Meeting - 99.72%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               90,805,425                          19.66%
............. ................... ...............................................
............. ................... ...............................................
Against          369,408,606                          79.98%
............. ................... ...............................................
............. ................... ...............................................
Abstained            387,449                            0.08%
............. ................... ...............................................

The Meeting does not resolve:

In the restated language of Clause 7.5, replace the words "except remuneration" with the words "except remunerations."

9. Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom.

9.1 A proposal is put forward to holders of ordinary shares of the Company to introduce amendments and additions to the Regulations on the Management Board of OJSC Rostelecom:

Restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

The results of the vote count:

Percentage of the shares, voted on Resolution 9.1, out of the total number of shares, voted on the Meeting - 96.40%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                 voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               458,277,281                          99.22%
............. ................... ...............................................
............. ................... ...............................................
Against               312,716                           0.07%
............. ................... ...............................................
............. ................... ...............................................
Abstained             529,502                           0.11%
............. ................... ...............................................

The Meeting resolves:

To restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

9.2 A proposal is put forward to holders of ordinary shares of the Company to introduce amendments and additions to the Regulations on the Management Board of OJSC Rostelecom:

Restate Clause 7.3 as follows:

"The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."

The results of the vote count:

Percentage of the shares, voted on Resolution 9.2, out of the total number of shares, voted on the Meeting - 96.74%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                459,907,079                          99.57%
............. ................... ...............................................
............. ................... ...............................................
Against                326,242                           0.07%
............. ................... ...............................................
............. ................... ...............................................
Abstained              447,349                           0.10%
............. ................... ...............................................

The Meeting resolves:

To restate Clause 7.3 as follows:

"The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."

10. On discontinuation of participation of the Company in the Association of Telecommunication Companies of the Volga Region.

An issue is put forward to holders of ordinary shares of the Company on discontinuation of participation of the Company in the Association of Telecommunication Companies of the Volga Region.

The results of the vote count:

Percentage of the shares, voted on Resolution 10, out of the total number of shares, voted on the Meeting - 99.73%
............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                458,935,851                          99.36%
............. ................... ...............................................
............. ................... ...............................................
Against                204,048                           0.04%
............. ................... ...............................................
............. ................... ...............................................
Abstained            1,537,391                           0.33%
............. ................... ...............................................

The Meeting resolves:

to discontinue the participation of the Company in the Association of Telecommunication Companies of the Volga Region

11. On discontinuation of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

An issue is put forward to holders of ordinary shares of the Company on discontinuation of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

The results of the vote count:

Percentage of the shares, voted on Resolution 11, out of the total number of shares, voted on the Meeting - 99.73%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                     voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               458,904,186                          99.34%
............. ................... ...............................................
............. ................... ...............................................
Against               195,305                           0.06%
............. ................... ...............................................
............. ................... ...............................................
Abstained           1,535,060                           0.33%
............. ................... ...............................................

The Meeting resolves:

to discontinue the participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

12. On discontinuation of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

An issue is put forward to holders of ordinary shares of the Company on discontinuation of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

The results of the vote count:

Percentage of the shares, voted on Resolution 12, out of the total number of shares, voted on the Meeting 99.72%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For                458,904,186                          99.35%
............. ................... ...............................................
............. ................... ...............................................
Against                195,305                           0.04%
............. ................... ...............................................
............. ................... ...............................................
Abstained            1,535,060                           0.33%
............. ................... ...............................................

The Meeting resolves:

to discontinue the participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

13. On discontinuation of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

An issue is put forward to holders of ordinary shares of the Company on discontinuation of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

The results of the vote count:

Percentage of the shares, voted on Resolution 13, out of the total number of shares, voted on the Meeting 99.75%

............. ................... ...............................................
Result          Number of votes    Percentage out of the total number of shares
                                                voted on the Meeting
............. ................... ...............................................
............. ................... ...............................................
For               459,010,357                          99.38%
............. ................... ...............................................
............. ................... ...............................................
Against               188,921                           0.04%
............. ................... ...............................................
............. ................... ...............................................
Abstained           1,514,502                           0.33%
............. ................... ...............................................

The Meeting resolves:

to discontinue the participation of the Company in the Association of Telecommunication Operators of the North Caucasus.



Chairman of the Shareholders meeting        /signed/        Valery N. Yashin


Secretary of the Shareholders Meeting       /signed/        Boris A. Epinin